

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

Mark Stone
Chief Executive Officer
Gores Holdings IV, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

      **Re: Gores Holdings IV, Inc.**
           **Preliminary Proxy Statement on Schedule 14A**
           **Filed October 2, 2020**
           **File No. 001-39189**

Dear Mr. Stone:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance